UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date:  December 22, 2006
Commission File Number:  000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Sheila Colman
Canadian Counsel and Corporate Secretary

Date:  December 22, 2006

2

EXHIBIT INDEX

Exhibit Number	Description
1	Press Release dated December 18, 2006

2	Press Release dated December 19, 2006

3	Press Release dated December 22, 2006

3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE
DENISON ANNOUNCES 2007 ATHABASCA
WINTER EXPLORATION PROGRAMS WITH JNR RESOURCES
Toronto, ON — December 18, 2006 — Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) and JNR Resources Inc. (TSXV:JNN); jointly the “Companies” have approved exploration programs on a number of jointly held uranium properties at meetings held in Saskatoon on December 7 and 8, 2006. These properties are all located in the Athabasca Basin of northern Saskatchewan.
Key amongst these is the Moore Lake project where uranium mineralization has been intersected in several distinct areas throughout the property, including high grade mineralization within the ‘Maverick zone’. The 2007 winter program is budgeted at $2.5 million and will consist of a minimum of 10,000 metres of diamond drilling and 110 kilometres of linecutting and ground geophysics on the regional targets within the Moore Lake project. This program is scheduled to commence by the second week of January, 2007.
The Companies are still awaiting final results from the summer diamond drilling program, which was completed in mid-October. It consisted of 38 holes totalling 14,317 metres. These results should be available early in the New Year.
The Companies also approved a $1.0 million exploration program for the Lazy Edward Bay project. The planned program consists of 3,500 metres of diamond drilling focusing on the Tommy Davis Bay area, where a ground geophysical program completed this past summer identified three previously untested north-northeast trending conductors. The 2007 program will also ground define and test EM conductors in the Lazy Edward Bay area. The Companies are still awaiting the results from a 1,800-line kilometre airborne EM and magnetic survey flown this past fall over the westernmost claims within this project.
A $500,000 exploration program was approved by the Companies on the Kelic Lake project. It will consist of 110 kilometres of linecutting and ground EM surveys over targets recently identified from a 975-line kilometre airborne EM and magnetic survey flown during the fall of 2005.
On the Bell Lake project the Companies approved a $275,000 program that will consist of 100 kilometres of linecutting and ground EM and 200 kilometres of ground magnetics.
Interpretation of a 1,200-line kilometre airborne EM and magnetic survey flown over the South Dufferin project during the fall of 2005 is nearing completion.
On the Pendleton Lake project the Companies approved a $425,000 program consisting of 75 kilometres of linecutting and ground geophysics over two extensive conductor trends identified by an airborne EM and magnetic survey flown in 2004. This is expected to be followed up with a 1,200-metre diamond drilling program during the summer of 2007.
The Companies also approved a $200,000 program to carry out airborne EM and magnetic surveys during the spring of 2007 over the South Cigar and North Wedge projects.
Paul Ogryzlo, P.Geo., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information contained in this news release. Mr. Ogryzlo is Director, Exploration for Denison.

Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

News Release	December 19, 2006
DENISON MINES CORP. ANNOUNCES
UP TO $100 MILLION FINANCING
Not for distribution to United States newswire services or for dissemination in the United States
DENISON MINES CORP. (DML:TSX) (the “Company”) announced today that it has entered into an agreement to sell up to 8,510,700 common shares in the capital of the Company (“Common Shares”) at a price of $11.75 per Common Share for aggregate gross proceeds to the Company of up to $100,000,725. The shares will be offered on a “best efforts” private placement basis (the “Offering”). The Offering is being conducted by a syndicate led by Sprott Securities Inc. and GMP Securities L.P., and including Dundee Securities Corporation, CIBC World Markets Inc., Scotia Capital Inc. and Raymond James Ltd.
The Company shall use the net proceeds from the sale of the Common Shares for general corporate purposes.
This Offering will be made available in all provinces and territories of Canada. Common Shares will also be sold to U.S. purchasers on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) provided by Rule 144A or Regulation D under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Common Shares in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws, or an exemption therefrom.
The Offering is expected to close on or about January 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the Offering and the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to the estimated proceeds and timing of the Offering, the effect of the Offering on Denison’s operations and the proposed use of the proceeds, estimated production, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. The closing of the Offering could be delayed if Denison is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The closing of the offering could be delayed if Denison is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. Risks relating to Denison’s operations include but are not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com,
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

(416) 979-5893 (FAX)
Website: www.denisonmines.com

Press Release	www.denisonmines.com

FOR IMMEDIATE RELEASE	Trading symbol: DML-TSX
DENISON ANNOUNCES CREDIT FACILITY WITH SCOTIA CAPITAL
Not for distribution to United States newswire services or
for dissemination in the United States
TORONTO, December 22, 2006 — Denison Mines Corp. announced today that it has a commitment from Scotia Capital for a CDN$100,000,000 credit facility to provide temporary financing of its bid for up to 100% of the common shares of OmegaCorp Limited (“Omega”) (OMC:ASX). The facility expires on April 30, 2007. Omega is an Australian traded mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia. Denison’s Bidder’s Statement to Omega shareholders is expected to be available in early January 2007.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

(416) 979-5893 (FAX)
Website: www.denisonmines.com